UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated October 2, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia Board of Directors resolved on issuing shares to the company and on a subsequent directed issuance under Nokia Equity Programs

Stock exchange release 2 October 2025	1 (2)

Nokia Corporation

Stock Exchange Release

2 October 2025 at 08:00 EEST

Nokia Board of Directors resolved on issuing shares to the company and on a subsequent directed issuance under Nokia Equity Programs

Espoo, Finland – Nokia’s Board of Directors has resolved to issue 120 000 000 new shares in a directed share issuance without consideration to Nokia Corporation to be later used to fulfil the company’s obligations under its equity plans that vest in 2025, 2026 and in 2027.

Nokia expects that the shares are registered with the Finnish Trade Register on or about 2 October 2025 and entered in the book-entry system maintained by Euroclear Finland Ltd on or about 2 October 2025. The total number of Nokia shares following the registration will equal 5 575 850 345. The new shares are expected to commence trading on Nasdaq Helsinki as of 3 October 2025, and on Euronext Paris as of 6 October 2025, together with other Nokia shares (NOKIA). Euronext Paris will publish a separate notice announcing the admission of the new shares to trading on Euronext Paris.

Additionally, the Board of Directors has resolved on a directed issuance of a maximum number of 120 000 000 Nokia shares (NOKIA) held by Nokia Corporation, as a result of the above-mentioned issuance to itself, to settle its commitments under the Employee Share Purchase Plan 2024–2026 and various Restricted and Performance Share awards granted under the Nokia Long-Term Incentive Plan 2021–2023 and Nokia Long-Term Incentive Plan 2024–2026, in respect of shares to be delivered to plan participants during the years 2025, 2026 and 2027. The shares may also be used to settle Nokia’s obligations to deliver shares during the years 2025, 2026 and 2027 in connection with awards granted under Infinera Corporation’s 2016 Equity Incentive Plan, assumed by Nokia Corporation. The shares are issued without consideration. Each share delivery shall be published separately by a stock exchange release.

Both resolutions to issue shares are based on the authorization granted to the Board of Directors by the Annual General Meeting on 29 April 2025.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 2 October 2025	2 (2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal